UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD/A
SPECIALIZED DISCLOSURE REPORT

Kabushiki Kaisha Internet Initiative
(Exact Name of Registrant as Specified in Its Charter)

Internet Initiative Japan Inc.
(Translation of Registrant’s Name Into English)

Japan	0-30204	Not applicable
(State or other jurisdiction of	(Commission	(IRS Employer
incorporation or organization)	File Number)	Identification No.)

Jinbocho Mitsui Bldg., 1-105 Kanda Jinbo-cho, Chiyoda-ku, Tokyo 101-0051, Japan
(Address of principal executive offices)	(Zip code)

Akiko Hayashi, +81-3-5205-6412
(Name and telephone number, including area code, of the
person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
✔ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Explanatory Note

This Amendment to the Form SD for the reporting period from January 1 to December 31, 2013, which was filed on May 28, 2014, is being filed for the sole purpose of correcting the unintentional omission of the conformed signature on the signature page by a printer.

Other than as expressly set forth above, this Form SD/A does not, and does not purport to, amend, update or restate the information in any Item of the Form SD.

Introduction

This report has been prepared by the management of Internet Initiative Japan Inc. (herein referred to as “IIJ”, “the Company”, “the Group”, “we”, “us”, or “our”).

The Group offers a comprehensive range of Internet connectivity services, WAN services, outsourcing services, systems integration and equipment sales to our customers mainly in Japan. We believe our services are efficient and reliable and provide solutions to our customers on one of the most advanced and reliable Internet backbone networks available in Japan. Our services are based upon high-quality Internet related networking technology tailored to meet the specific needs and demands of our customers.

Telecommunication equipment sold by IIJ includes routers and LAN cables. The products are not manufactured by IIJ, but are contracted to be manufactured by IIJ. Revenues generated by the sales of telecommunication equipment comprised 1.48% of our total revenues for the fiscal year ended March 31, 2014.

Section 1 - Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report

IIJ has determined that tantalum, tin, gold and tungsten, all of which are conflict minerals, as defined in Form SD under 17 CFR 249b.400, are necessary to the functionality or production of products contracted by IIJ to be manufactured.

Accordingly, IIJ has conducted in good faith a reasonable country of origin inquiry (“RCOI”) regarding such conflict minerals that is reasonably designed to determine whether any of the conflict minerals originated in the Democratic Republic of the Congo (“DRC”) or an adjoining country, as defined in Form SD under 17 CFR 249b.400, or are from recycled or scrap sources, as defined in Form SD under 17 CFR 249b.400. For the RCOI, IIJ conducted a supply chain survey with direct suppliers using the Electronics Industry Citizenship Coalition / Global e-Sustainability Initiative (EICC/GeSI) Conflict Minerals Reporting Template. IIJ surveyed all of its direct suppliers representing 100% of total procurement activities.

Based on its RCOI mentioned above, IIJ could not determine whether the necessary conflict minerals, i) originated in the DRC or an adjoining country or, ii) came from recycled or scrap sources. Accordingly, IIJ has exercised due diligence on the source and chain of custody of such conflict minerals that conforms to the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition1, an internationally recognized due diligence framework, as defined in Form SD under 17 CFR 249b.400.

As a result of that due diligence, IIJ could not determine whether its conflict minerals, i) originated in the DRC or an adjoining country, or ii) came from recycled or scrap sources. As a result, IIJ has concluded that the products IIJ contracts to be manufactured that contain conflict minerals are DRC conflict undeterminable, as defined in Form SD under 17 CFR 249b.400.  A Conflict Minerals Report is filed as an exhibit to this specialized disclosure report and is available on IIJ’s Japanese website (http://www.iij.ad.jp/ir/library/sec/index.html) and English website (http://www.iij.ad.jp/en/ir/library/sec/index.html).

Item 1.02 Exhibit

IIJ has filed, as an exhibit to this Form SD, the Conflict Minerals Report required by Item 1.01.

Section 2 – Exhibits
Item 2.01 Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

1 OECD (2013), OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas, Second Edition, OECD Publishing.
http://dx.doi.org/ 10.1787/9789264185050-en

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Internet Initiative Japan Inc.

By:	/s/Koichi Suzuki	May 29, 2014
Name:	Koichi Suzuki
Title:	Chief Executive Officer